ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC. [LOGO]
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                                                     October 16, 2007

Securities & Exchange Commission
Judiciary Plaza
100 F Street NE
Washington D.C. 20549
Attn: Mr. David R. Humphrey
      Branch Chief

                            RE: ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC. (THE "COMPANY") FORM 10-KSB
                                    FISCAL YEAR ENDED DECEMBER 31, 2006
                                    FILED:
                                    FILE NO.: 000-30392

Dear Mr. Humphrey,

On behalf of the Company, please find a response to the commission's letter of August 21, 2007. For ease of review, the commission's comments are set forth immediately prior to the Company's response.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES, PAGE 27

1. Refer to your discussion of the uncertainty that exists about the Company's ability to continue as a going concern (Footnote 1, page F-6). Given the nature and significance of these facts and circumstances, please revise to provide similar disclosure in your discussion of liquidity and capital resources. Specifically address the implications of the working capital deficiency as well. Our comment also applies to the interim disclosures in your Form 10-QSB.

       RESPONSE:

       The Company believes it has provided similar disclosures as well as addressing the implications of the working capital deficiency in the liquidly and capital resources section of the 10KSB MDNA in the following Paragraphs. (Please Note similar discussions in the 10QSB also appear.). However, the Company also proposes to add further clarification by adding the following paragraph immediately after Paragraph 4 on page 28.

       "Our industry is capital intensive and there is a timing issue bringing product to market which is considered normal for our industry. We continue to spend money on research and development to prove up our technologies and bring them to the point where our customers have a high confidence level allowing them to place larger orders. The length of time a customer needs cannot be exactly predetermined and as a result, during 2006, we sustained an operating loss as a result of not generating sufficient sales to generate a profit from operations. Although this indicates a potential working capital deficiency and a possibility of the company's ability to continue to operate as going concern, management does not we believe that this is of a substantial financial concern as we have a good history of receiving capital infusion when needed. More


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                  - ADVANCED TECHNOLOGY FOR A CLEANER FUTURE -

 335 Connie Crescent, Concord ON Canada L4K 5R2 o Tel: 905-695-4142 o
                                                               Fax: 905-695-5013
                              www.cleanerfuture.com

Form #: G007
Rev. Level: 2-10/13/06
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



       significantly, we believe that the revenue trend will increase. As previously stated, we have received a large order for one of our products that has gained acceptance, our Scat-R-Shield, for 7.4 million to be shipped throughout 2007."


       Currently on the 10KSB
       PAGE 28, PARAGRAPH 4: TO PAGE 29 PARAGRAPH 2:
       "These capital expenditures and our intent to capitalize on an anticipated increase in demand for our products are the steps that we have taken to try to become profitable and generate positive cash flow. BASED ON OUR CURRENT OPERATING PLAN, MANAGEMENT BELIEVES THAT AT DECEMBER 31, 2006, CASH BALANCES, ANTICIPATED CASH FLOWS FROM OPERATING ACTIVITIES, AND, IF NECESSARY OR APPROPRIATE, BORROWINGS UNDER OUR FUTURE CREDIT FACILITY AND OTHER AVAILABLE FINANCING SOURCES, SUCH AS THE ISSUANCE OF DEBT OR EQUITY SECURITIES WILL BE SUFFICIENT TO MEET OUR WORKING CAPITAL NEEDS ON A SHORT-TERM BASIS FOR AT LEAST THE NEXT TWELVE MONTHS. Overall, capital adequacy is monitored on an ongoing basis by our management and reviewed quarterly by the Board of Directors.

       Our principal source of liquidity in 2006 was cash provided from prior financing activities. IT IS ANTICIPATED THAT THE COMPANY WILL PRODUCE CASH FROM OPERATIONS IN 2007 TO SUPPORT OUR EXPENDITURES. Our principal use of liquidity will be to finance any further capital expenditures needed and to provide working capital availability. We do not expect that total capital expenditures for 2007 will amount to more than $500,000. These capital expenditures will be used primarily for equipment.

       EFFECTIVE MARCH 20, 2007, THE COMPANY'S SUBSIDIARY, ESW CANADA ENTERED INTO A $2.5 MILLION REVOLVING CREDIT FACILITY WITH ROYAL BANK OF CANADA, TO FINANCING ORDERS ON HAND. This credit line will provide the Company with the necessary working capital to complete larger contracts.

       Should we not become profitable, we will need to continue to finance our operations through other capital financings. We continue to seek, equity financing and/or debt financing in the form of private placements at favorable terms, or the exercise of currently outstanding options or warrants that would provide additional capital. However, such additional financing may not be available to us, when and if needed, on acceptable terms or at all. We intend to retain any future earnings to retire debt, finance the expansion of our business and any necessary capital expenditures, and for general corporate purposes.

       Our operating profitability requires that we increase our sales and lower our overall cost to manufacture our products and improve both sales and administrative productivity through process, and system enhancements. This will be largely dependent on the success of our initiatives to streamline our infrastructure and drive our operational efficiencies across our company. OUR FAILURE TO SUCCESSFULLY IMPLEMENT THESE INITIATIVES, OR THE FAILURE OF SUCH INITIATIVES TO RESULT IN IMPROVED PROFIT MARGINS, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR LIQUIDITY, FINANCIAL POSITION, AND RESULTS OF OPERATIONS."

       PAGE 32, PARAGRAPH 6:
       Our ability to service our indebtedness in cash will depend on our future performance, which will be affected by prevailing economic conditions, financial, business, regulatory and other factors. Certain of these factors are beyond our control. We believe that, based upon our current business plan, we will be able to meet our debt service obligations when due. We believe that by the third quarter of 2007 we will have a much stronger balance sheet. Significant assumptions underlie this belief, including, among other things, that we will be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. IF WE CANNOT GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS TO SERVICE OUR INDEBTEDNESS AND TO MEET OUR OTHER OBLIGATIONS AND COMMITMENTS, WE MIGHT BE REQUIRED TO REFINANCE OUR DEBT OR TO DISPOSE OF ASSETS TO OBTAIN FUNDS FOR SUCH PURPOSE. There is no assurance that refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or raise funds through asset sales, sales of equity or otherwise, our ability to pay principal and interest on our debt would be impaired. ON SUCH CIRCUMSTANCE, WE WOULD HAVE TO ISSUE SHARES OF OUR COMMON STOCK AS REPAYMENT OF THIS DEBT, WHICH WOULD BE OF A DILUTIVE NATURE TO OUR PRESENT SHAREHOLDERS.

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2.     Please revise your paragraph on page 41 for consistency with the current year adoption of SFAS 123(R). Specifically, it appears you have not revised this section for the adoption of SFAS 123 (R) as you state you "have not yet determined the impact on our consolidated financial statements of adopting SFAS 123R." In this regard, when you elect to carry forward narratives from prior periods, please edit and update these narratives to reflect events and circumstances that have occurred in the intervening period. The current presentation is confusing.

       RESPONSE:

       Please refer to the header on Page 37. "COMPARISON OF YEAR ENDED DECEMBER 31, 2005 TO YEAR ENDED DECEMBER 31, 2004. Page 37 to page 42 is an exact duplicate of the last year's 2005 discussion for comparison purposes. Our understanding is that last years full MDNA section must be included in the filing and that we would not attempt to edit any part of this section as doing so would create confusion, as these discussions were in effect last year. In order to not be confusing we propose to delete this paragraph.




ITEM 7. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

3. Upon resolution of all comments, please file and amended Form 10-KSB to include an audit report covering all years an income statement, statement of stockholders' deficit, and statement of cash flows is presented. The report currently included does not cover fiscal year 2005.

       RESPONSE:

       The Company will file an Amended 10KSB auditors report to include 2005.



CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-3

4. Impairment losses associated with long-lived assets should be included in the operating section of the income statement pursuant to paragraph 25 of SFAS 144. Please reclassify the write-down of property, plant and equipment and patents accordingly. Further, items such as interest expense (Interest on Convertible Debentures and Interest on Notes Payable) are generally considered to be non-operating expenses. Your attention is invited to Rule 5-03 (b) (7), (8) and (9) of Regulations S-X for guidance. Please revise or tell us why the interest expense on these particular obligations qualifies as an operating item.

       RESPONSE:

       The Company will amend the Income Statement Presentation as discussed above and proposes to include this presentation on a go forward basis for any future filings.

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CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-5

5. Please revise your presentation of changes in property, plant, and equipment from net to gross presentation. Refer to the guidance in paragraph 13 of SFAS 95.

       RESPONSE:

       The Company did not dispose of any assets for 2005 or 2006 year ends. Therefore the amounts shown on the statement of cash flow represents acquisitions only. The word "Net" should not have appeared and the Company proposes to correct this on all future filings.







NOTE 1 - NATURE OF BUSINESS AND BASIS OF PRESENTATION, PAGE F-6

6. Refer to paragraphs three and four of this footnote. You state that the financial statements have been prepared in conformity with GAAP, "which contemplates continuation of the company as a going concern." You also state that the company "has sustained continuing operating losses" and that your present lack of a sufficient source of income "creates uncertainty about your ability to continue as a going concern." You describe management's plans in regard to these matters and you disclose that the financial statements "do not include any adjustments...that might be necessary should the Company be unable to continue as a going concern for a reasonable period of time." Your remarks, which appear to be appropriate in light of your financial condition, substantially repeat those phrases that appear in the explanatory paragraph of an auditor's report that addresses an entity's ability to continue as a going concern. Refer to AU Section 341 of the Codification of Statements on Auditing Standards for guidance. In light of these disclosures, please explain how you auditor's report is consistent with your footnote disclosures.

       RESPONSE:

       AU341 states that an explanatory paragraph in the auditor's report is required only if the auditor concludes that there is substantial doubt over the Company's ability to continue as a going concern. The auditor did not conclude that there was substantial doubt and hence there was no need for an explanatory paragraph in the auditor report. Management concurred with the auditor on page F-6, paragraph 4, sentence 2 which states:
       "The company believes the cash flows from operations, together with continued borrowing and financial support from financial institutions will be sufficient to fund anticipated operations for the next 12 months."

       Paragraph 3 & 4 of note 1 on F-6 describes the circumstances of a possible going concern issue and management plans. Although there always is uncertainty about the Company's ability to survive, it was not "substantial" given the Company management plan along with a recent 2.5 million credit facility arrangement, as well as a historical record of capital infusion when needed.

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NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

EARNINGS/(LOSS) PER COMMON SHARE, PAGE F-7

7. Please revise your disclosure to explicitly state the number of common stock equivalents excluded from the computation of diluted earnings
       (loss) per share when their effect is antidilutive for each year an income statement is presented. If no common stock equivalents were antidilutive in a given year, so state. Refer to paragraph 40 (c) of SFAS
       128. In this regard, you may wish to relocate and cross-reference or repeat the related disclosures presented in the first full paragraph on page F-18.

       RESPONSE:

       The Company has revised its disclosure to explicitly state the number of common stock equivalents excluded from the computation of diluted earnings (loss) per share in Q2 note 17 ( Page F-18) as follows and proposes to continue to do so on a go forward basis.


NOTE 17 - EARNINGS PER SHARE

The reconciliation of the number of shares used to calculate the diluted earnings per share is estimated as follows:

                                                       For the Six Months             For the Three Months
                                                          Ended June 30,                Ended June 30,
                                                      2007           2006            2007            2006
 Numerator
 Net earnings for the year                       $    278,964    $ (2,773,970)   $    663,879    $ (1,401,759)
 Interest on debentures                          $    122,000    $    122,000    $     61,000    $     61,000
 Amortization of debenture fair value            $     88,000    $     88,000    $     44,000    $     44,000
 Interest on note                                $    101,946    $       --      $     51,791    $       --
                                                 ------------------------------------------------------------
                                                 $    590,910    $ (2,563,970)   $    820,670    $ (1,296,759)

 Denominator
 Weighted average number of shares outstanding     59,903,207      58,166,785      59,938,013      58,902,570
 Dilutive effect of :
 Stock options                                      6,426,667            --         6,551,667            --
 Warrants                                                --              --              --              --
 Convertible Debt conversion                       12,200,000            --        12,200,000            --
 Note Payable Conversion                            3,853,000            --         3,853,000            --
                                                 ------------------------------------------------------------
 Diluted weighted average shares outstanding       82,382,874            --        82,542,680            --


As at June 30, 2007, 995,000 antidilutive stock options and 6,322,500 antidilutive stock warrants have been excluded from the computation of diluted earnings per share.


NOTE 10 - CONVERTIBLE DEBENTURES, PAGE F-13

8. We note that the warrant agreement related to the convertible debentures issued in September 2004 provides that, should you, at any time after the date the warrants are first issued, sell additional shares of common stock or equivalents below the then-current exercise price in a private placement or in other specific circumstances, you would be required to reduce the current exercise price of the warrant accordingly. We also note that this is apparently why the warrant exercise price was reduced to $0.85 from $1.00 on April 21, 2005. Please tell us more about whether and how the adjustable nature of the warrant was considered upon initial valuation of the warrant and upon reduction of the exercise price in fiscal 2005. Explain how the value of the adjustment was measured, accounted for and reported in your financial statements and indicate your basis in GAAP for your accounting. We may have additional comments upon review of your response.



       RESPONSE:

       The warrants were valued using the Black Scholes method. Given the number of variables used in calculating the fair value and intuitively given the fact that the company was not expecting significant spikes in share values, the value for this flexibility feature was not given serious consideration. Upon various scenarios reviewed, changing the time and exercise price of the calculation in the Black Scholes model, there was an insignificant change in the call value of the warrant. The volatility rate, which stays consistent, is the major contributor to the call value of the warrant. The overall effect of changing the time and exercise price was insignificant. We did an assessment at April 2005 when the exercise price was lowered to $0.85. The black Scholes calculation was done at this point in time and the effect of the change was not significant and not material. On September 13, 2007 the warrants were out of the money and they expired worthless, so the issue became moot.



9. It appears, from the schedules presented on page F-19 of the Form 10-KSB and on page F-17 of the Form 10-QSB, that no warrants of any kind were issued subsequent to December 31, 2005. If our understanding is not correct, please quantify and describe any such warrants, including their exercise price. With regard to other equity issuances, we note that shares were issued in payment of interest on these securities. Your warrant agreement indicates that shares issued in conversion of these debentures would not cause the exercise price of the warrants to be reduced. However, we note no specific mention of shares issued in payment of interest. In this regard, we particularly note the "fair market value" of these shares (as determined under the agreement). Please explain why these shares issuances did not cause the exercise price of the warrants to be reduced. We may have further comment upon review of your response.

       RESPONSE:

       The Company has not issued any warrants subsequent to December 31, 2005. The payment of the interest to the Debenture holders by way of shares of common stock did not trigger a revision to the exercise price of the warrants for the following reason. The warrants were issued simultaneously with the very debentures from which the shares in question were/are issued for interest. The issuance of the shares as interest is a part of the very offering that the warrants are a part of and as such should not and have not been viewed by the Company or the placement subscribers as an event triggering a ratchet under the "favored nations" clause in Section 5a) iv of the warrant. This section was designed to protect the warrant holders from splits, dividend payments or subsequent offerings/sales at a lesser price, not dividend shares issued to them under the same offering.

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



NOTE 13 - STOCK OPTION AND WARRANT GRANTS, PAGE F-16

10. Please review the disclosure "...no compensation cost related to the Company's non-qualified stock option plan is recognized as options are issued for no less than 100% of fair market value on date of grant." Specifically, we note that you have disclosed your change in accounting policy in Note 3. Please clarify that you are describing the accounting policy you applied prior to the adoption of SFAS 123(R), effective January 1, 2006.

       RESPONSE:


       The Company is describing the policy applied prior to the adoption of SFAS 123(R). As a result of the necessity to disclose two years of financial information, reading the next three paragraphs discusses the compensation expense the company would have incurred had it determined the value with the provisions of SFAS 123 along with the related proforma information. The Company will add at the beginning of this paragraph that it is describing the policy "Prior to the adoption of SFAS 123R on January 2006." on a go forward basis.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2007

RESULTS OF OPERATIONS, PAGE 7

11. Please eliminate the discussion of results based on "cash basis net income." Such a discussion is considered a non-GAAP financial measure and is not considered appropriate. Your attention is directed to Item 10(h) of Regulation S-B. Please revise your document accordingly, or tell us why you feel such revision is unnecessary.

       RESPONSE:

       The Disclosure was changed, to add a subtotal line in the Statement of Cash Flows in our 10QSB for Q2 as well as the elimination the words "cash basis" so that the user without unreasonable effort may clearly understand the reconciliation. We propose to ensure that any further disclosures of his nature are clear to the user.



After reviewing the complete set of comments, we would like to propose the following.

We propose to file a one page revised 10 KSB for December 31, 2006 including the revised Auditors report, with an explanatory note about the change so as to not create any confusion with the user with the balance of the changes made on a go forward basis.




In connection with the foregoing responses, the Company acknowledges that:

1. It is responsible for the adequacy and accuracy of the disclosure in the filings;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and
3. It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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



Should you have any questions or would like to discuss any of the foregoing responses contained herein please do not hesitate to contact the undersigned.


                                    Sincerely,
                                    Environmental Solutions Worldwide, Inc.



                                    Joey Schwartz,
                                    Chief Financial Officer






cc: Baratta, Baratta & Aidala, LLP
    Amy Geddes




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